October 9, 2013

Sarah Cogan, Esq.
Simpson Thatcher & Bartlett, L.L.P.
425 Lexington Avenue
New York, New York 10017

Re: ClearBridge Energy MLP Total Return Fund, Inc.
        File Nos. 333-191067 and 811-22693

Dear Ms. Cogan:

        We have reviewed the registration statement on Form N-2 for the
ClearBridge Energy
MLP Total Return Fund ("Fund"), registering its common shares, filed with the
Commission on
September 9, 2013. Based upon Securities Act Release No. 6510 and the
representations
contained in your letter of September 9, 2013, we conducted a selective
review
of the registration
statement. Based on our review of the filing, we have the following comments.
Comments we
give in one section apply to other sections in the filing that contain the
same
or similar
disclosure. The captions we use below correspond to the captions the Fund
uses
in the
registration statement. All capitalized terms not otherwise defined herein
have
the meaning
given to them in the registration statement.

Prospectus

General

1.   Please confirm to the staff in your response letter that the Fund will
submit any
underwritten offering to FINRA for its prior approval of the underwriting
terms.

2.   Disclosure in the prospectus indicates that the Fund does not have
any
"current" intention
to issue preferred stock. Please confirm that the Fund does not intend to
issue
preferred stock in
the upcoming year. If the Fund does so intend, please include the additional
costs in the fee
table.

Cover

3.   What is the basis for the Fund's reliance on Rule 415 under the

Securities Act of 1933?

4.   In the second paragraph of the section entitled "Tax Matters", please revise the
parenthetical "(even possibly if the Common Stockholder loses money on the disposition)" with
a Plain English explanation such as the following: "A return of capital may cause a shareholder
to pay taxes even if he sells his shares for less than he originally bought them."
 Summary (p. 1)

Investment Strategies (p. 3)

5.   Will the Fund invest in non-U.S. entities as part of its principal strategies? If so, please
provide appropriate strategy disclosure.

6.   Disclosure indicates that the Fund may invest up to 20% of its Managed
Assets in
securities of non-MLP issuers. Please either confirm to us that these securities will not be
counted as MLPs for purposes of the Fund's 80% basket or explain to us why these securities
should be included in the 80% basket.

7.   Please disclose any additional risks that the Fund will be subject to as
a result of its
investments in general partnership interests, including general partner liability.

8.   With respect to investments in non-MLP equity securities, how will the
Fund determine
what to buy and when to sell?
9.   With respect to investments in debt securities, does the Fund have a maturity or duration
strategy? If so, please disclose it in the prospectus.Comparison with Direct Investment in MLPs
(p. 7) 10.   The text accompanying the first bullet point in this section
suggests that investing
in the Fund provides simpler tax reporting than investing directly in MLPs, as
Fund investors
will receive a single Form 1099, while direct MLP investors will receive multiple Schedules K-1
from each MLP in which they invest. We note that when the Fund invests in MLPs
that are
taxed as partnerships, the Fund will typically not receive its "K-1" tax statements from the MLPs
until after January 31st, the date on which the Fund is required to mail its own "1099s" to

investors. The K-1 may indicate that the Fund has miscalculated its own taxable
income on the
tax return it is required to file on March 15th as a result of mischaracterizing the tax character of
the MLP distributions it received. If so, the Fund will send shareholders a corrected 1099 in
May or June, and this may require shareholders to file amended personal tax returns. Therefore,
please disclose in each section that includes such disclosure that the MLP investments made by
the Fund may result in investors being required to either request extensions to
file their tax
returns or file amended returns. Tax Considerations (p. 9)

        11.   In the second paragraph of the section, disclosure indicates that "[t]he types of
MLPs in which the Fund intends to invest historically have made cash distributions to limited
partners or members that exceed the amount of taxable income allocable to limited partners or
members, due to a variety of factors, including significant non-cash deductions, such as
depreciation and depletion." Is this the case throughout the existence of the underlying MLPs, or
does there come a point when non-cash deductions diminish, and more distributions are taxed as
ordinary income? If so, why is it not misleading to describe taxation of MLP distributions for
only part of an MLP's existence?

12. In addition to the discussion regarding cash distributions received by the
Fund, please
summarize the tax treatment of distributions received by the Fund from I-Shares.
 Derivatives (p. 10)

11.   The second sentence under "Derivatives" on page 10 states that "The Fund may enter into
derivative transactions, such as interest rate swaps, options contracts, futures contracts, forward
contracts, options on futures contracts and indexed securities." Please confirm
to us that these
are all the derivatives that the Fund will invest in as a principal investment
strategy. Please also
tell us whether the Fund will be investing in total return swaps and credit default swaps. If so,
we may have additional comments.

12.   Please identify all material risks of the derivative types employed in executing the Fund's
principal strategies.

Special Risk Considerations (p. 12)

13.   The second sentence of this section indicates that the section does not
summarize all risks
of investing in the Fund. Please include summary descriptions of all principal
risks of investing
in the Fund in this section.

14.   Please disclose in the paragraph discussing short sale risk that shareholders will incur
added costs associated with selling shares short, such as transactional costs,
and the cost of
dividends paid on shares sold short.

Summary of Fund Expenses (p. 41)

15.   Disclosure elsewhere in the prospectus indicates the Fund sell stocks short, yet the fee
table contains no line item for payment of dividends on stocks sold short. Please explain this
apparent inconsistency, or make the appropriate changes to the fee table.

Additional Investment Activities (p. 53)

Other Investment Companies (p. 54)

16.   Please tell us whether the Fund will be investing in companies that rely on the exclusions
found in Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 ("1940 Act"). If so,
please clarify in this section whether the Fund's investment in such companies
will be subject to
any limitation. If the Fund will not be subject to any limitation on investment
in 3(c)(1) and
3(c)(7) companies, please confirm to us that the Fund does not currently intend
to invest more
than 15% of its Managed Assets in such entities and that if in the future the Fund does intend to
invest more than 15% of its Managed Assets in such entities: (a) the Fund will
update its
registration statement to include additional disclosure describing such investments, the
associated risks and any other pertinent disclosures (including suitability requirements); and (b)
the updated registration statement will be filed with the SEC as appropriate (e.g., via POS 8C) at
which time Fund will endeavor to engage in a discussion with the staff regarding such changes.
 Statement of Additional Information

Investment Restrictions (p. 1)

18.   Please revise the Fund's concentration restriction to state more clearly
that the Fund will
invest more than 25% of its assets in the energy industry.

19.   Investment Restrictions (1), (2), and (7) provide that Fund will not issue senior securities,
borrow money, or make loans, except as permitted by the 1940 Act or exemptive orders granted
under the 1940 Act. Subsequent narrative disclosure explains the applicable 1940 Act
requirements. Please also disclose whether the Fund has received, has applied for, or intends to
apply for exemptive relief. If the Fund has applied for or intends to apply for
such relief, please
state that there is no guarantee that relief will be granted.

Investment Policies and Techniques (p. 4)

Other Investment Companies (p. 22)

20.   Disclosure in this section indicates the Fund may invest in affiliated
investment
companies pursuant to exemptive relief from the SEC. Please disclose in this section whether
the Fund has received, has applied for, or intends to apply for such relief. If
the Fund has applied
for or intends to apply for such relief, please state that there is no guarantee that relief will be
granted.

General

        We note that portions of the filing are incomplete. We may have additional comments on such
portions when you complete them in a pre-effective amendment, on disclosures made in response to
this letter, on information supplied supplementally, and on exhibits added in any pre-effective
amendments.

        Please advise us if you have submitted or expect to submit any exemptive
applications or
no-action requests in connection with the registration statement.
        Response to this letter should be in the form of a pre-effective amendment filed pursuant
to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a
comment, please indicate this fact in your response letter and briefly state the basis for your
position.

We urge all persons who are responsible for the accuracy and adequacy
of the disclosure
in the filings reviewed by the staff to be certain that they have provided all
information investors
require for an informed decision. Since the Fund and its management are in possession of all
facts relating to the Fund's disclosure, they are responsible for the accuracy
and adequacy of the
disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

the action of the Commission or the staff, acting pursuant to delegated
authority, in
declaring the filing effective, does not relieve the Fund from its full
responsibility for the
adequacy and accuracy of the disclosure in the filing; and

the Fund may not assert this action as defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Investment Management in connection
with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter should be
directed to me at
202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel